Exhibit 21.1

Subsidiaries of Vestis Corporation
The following entities are expected to be subsidiaries of Vestis Corporation upon completion of the distribution described in the information statement.

Subsidiaries	Jurisdiction of Incorporation
Ameripride Services, LLC	Delaware
Aramark Uniform & Career Apparel, LLC	Delaware
Canadian Linen and Uniform Service Corp	Canada
Canadian Linen and Uniform Service HoldCo, Ltd.	Canada